SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                           SEC FILE NUMBER:  333-05799

                                  (Check One):
       [  ] Form 10-K and Form 10-KSB     [ ] Form 20-F     [X] Form 11-K
                [ ] Form 10-Q and Form 10-QSB     [ ] Form N-SAR

   For Period Ended:  December 31, 1996
        [ ]  Transition Report on Form 10-K
        [ ]  Transition Report on Form 20-F
        [ ]  Transition Report on Form 11-K
        [ ]  Transition Report on Form 10-Q
        [ ]  Transition Report on Form N-SAR
             For the Transition Period Ended:   ________________________


        Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
                       ___________________________________

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
   ____________________________________
        __________________________________________________________________

   Part I -- Registrant Information
        __________________________________________________________________

   Full Name of Registrant:           A. O. Smith Profit Sharing Retirement
                                      Plan
   Former Name if Applicable:
   Address of Principal Executive
      Office (Street and Number):     c/o A. O. Smith Corporation
                                      11270 West Park Place
   City, State and Zip Code:          Milwaukee, Wisconsin 53224

        __________________________________________________________________

   Part II -- Rules 12b-25(b) and (c)
        __________________________________________________________________

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

        [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
        __________________________________________________________________

   Part III -- Narrative
        __________________________________________________________________

        State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

        The Annual Report on Form 11-K relating to the A. O. Smith Profit Sharing Retirement Plan (the "Plan") for the period ended December 31, 1996 (the "Form 11-K") could not be filed timely because the Plan's financial statements that are required by Form 11-K are not yet available. Because the Plan was amended to include an employer stock feature in 1996 and the Form 11-K is the first report due since the amendment, the Plan's sponsor, A. O. Smith Corporation (the "Sponsor"), had not previously been required to file a Form 11-K and was not well-versed in the requirements of the form. As a result, the Sponsor directed its accounting firm to prepare the required financial statements consistent with the accounting firm's past practice. That past practice was to conduct a limited scope audit, an approach that is unavailable for use by the Plan under the requirements of the Form 11-K. As a result, the required financial statements relating to the Plan could not, in the Plan's judgment, have been completed by the due date for the Form 11-K without the incurrence of unreasonable effort and expense.
        __________________________________________________________________

   Part IV -- Other Information
        __________________________________________________________________

        (1) Name and telephone number of person to contact in regard to this notification:

           W. David Romoser                  (414) 359-4000
                (Name)               (Area Code)(Telephone Number)

        (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [X] Yes  [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [ ] Yes  [X] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                      ____________________________________

                        A. O. SMITH PROFIT SHARING PLAN
                  (Name of Registrant as specified in charter)

   has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



   Date:     June 30, 1997                 By:  /s/  W. David Romoser
                                                W. David Romoser
                                                Vice President, General
                                                Counsel and Secretary
                                                A. O. Smith Corporation